June 18, 2024

VIA EDGAR TRANSMISSION

Mr. Tony Burak

Mr. Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Messrs. Burak and Foor:

On March 22, 2024, the Registrant, on behalf of its proposed series, Catalyst/Welton Advantage Multi-Strategy Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In separate telephone conversations on May 6 and 16, 2024, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Accounting Comments

Comment A1: To the extent the Fund invests in other investment companies, please include a line item for acquired fund fees and expenses in the Fee Table.

Response: The Fund will not invest in other investment companies as a principal investment strategy.

Comment A2: In the first paragraph under the heading “Advisory Fees” on page 62 of the Prospectus, consider whether the disclosure regarding the Fund’s expense limitation should reference Class I shares.

Response: The Registrant has revised its disclosure to refer to “Class A, Class C and Class I shares.”

Comment A3: Regulation S-X 6-11 requires that an acquired company’s financial statements comply with Article 12 of Regulation S-X and provide a schedule of the acquired company’s individual holdings rather than just a summary schedule. To the extent the acquired fund holds derivatives (options, futures or forward currency contracts) separate schedules for each type of derivative are required under Regulation S-X 12-13. Please include the supplemental information required under 6-11(d)(iii) (i.e., narrative disclosure about material difference in accounting policies of the acquired fund when compared to the Registrant).

Please note only financial statements for the 2023 fiscal year are required.

Response: The Registrant has amended its disclosures to include the attached financial statements that comply with Regulation S-X. The Registrant further notes that there are no material differences in the accounting policies of the acquired fund and the Registrant.

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

Legal Comments

Comment L1: Please explain supplementally the details of the reorganization.

Response: Catalyst Capital Advisors LLC, the proposed advisor to the Fund, approached the advisor to the Predecessor Fund, Welton Investment Partners LLC, in May 2022 when it was seeking to fill a gap in the Registrant’s investment product line-up with a values-based investment strategy. In November 2023, representatives of Welton Investment Partners LLC met with the Registrant’s Board of Trustees for an informational discussion. In February 2024, the Board of Trustees approved the Agreement and Plan of Reorganization (“Plan of Reorganization”) to effect the conversion of the Predecessor Fund to a series of the Registrant.

Pursuant to the Plan of Reorganization, the Fund will issue Class I shares to its new shareholders—i.e., the limited partners of the Predecessor Fund at the time of the reorganization—in exchange for the Predecessor Fund’s assets including, without limitation, all cash, securities, commodities, interests in futures, interests in options and dividends or interest receivables and any deferred or prepaid expenses shown on the Predecessor Fund’s books at the time of the reorganization. The Fund will assume all of the Predecessor Fund’s liabilities, debts, obligations and duties and the Predecessor Fund will liquidate. The reorganization is anticipated to be tax-free and is expected to take place on or around July 1, 2024. Three of the Predecessor Fund’s nine limited partners, who collectively hold approximately 78% of the assets of the Predecessor Fund, are expected to become shareholders of the Fund.

The advisor to the Predecessor Fund will serve the Fund as its sub-advisor. The advisor will pay 50% of the net advisory fee to the sub-advisor as a sub-advisory fee, except that for the assets received by the Fund at the reorganization, the advisor will pay the sub-advisor 100% of the net advisory fee.

Comment L2: In the first sentence of the second paragraph under the heading “Principal Investment Strategies” on page 4 of the Prospectus, delete “Fund” from the reference to “Welton Advantage Multi-Strategy Fund.”

Response: The Registrant has amended its disclosures to state the following:

The Welton Advantage Multi-Strategy ~~Fund~~ uses price data from exchange sources and sustainability data from third-party non-exchange sources including, as of the date of this prospectus, Sustainalytics (a Morningstar company); Institutional Shareholder Services (“ISS”); World Bank Group (“World Bank”); U.S. Environmental Protection Agency (“EPA”); and U.S. Department of Energy (“DOE”). The Fund uses the data to score potential investments using a proprietary values-based scoring methodology (“Values-Based Scores”) ~~towards its goal of maximizing~~ to maximize risk-adjusted return ~~along~~ with above average sustainability towards its goal of long-term capital appreciation. This means that the portfolio is intended to have an overall Values-Based Score that is higher than the corresponding equity index.

For equities, the Fund incorporates ISS and Sustainalytics scores into the Fund’s proprietary equity algorithm. For derivatives, the Fund incorporates World Bank, EPA, and DOE data into the Fund’s proprietary derivative algorithm. As a result, the Fund generally holds a portfolio of several hundred companies among the 1,000 largest U.S. capitalization stocks.

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

The Fund’s algorithms will dynamically allocate more assets to instruments with rising price trends and higher Values-Based Scores, and fewer assets to those with falling price trends and lower Values-Based Scores. ~~To further achieve its goal of increased investment sustainability, the Fund eliminates instruments linked to specific such as sectors weapons, tobacco, and fossil fuels.~~

Comment L3: In the same paragraph referenced in Comment L2, please reconcile the statement “its goal of maximizing risk-adjusted return along with above average sustainability” with the Fund’s stated investment objective to seek long-term capital appreciation. Is sustainability part of the Fund’s objective?

Response: The Registrant refers to its response to Comment L2.

Comment L4: In the last sentence of the third paragraph under the heading “Principal Investment Strategies,” provide a complete list of all sectors in which the Fund eliminates investments. Do these exclusions apply only to the Fund’s long positions? If the Fund can short these sectors, please make clear in the Fund’s disclosures.

Response: The Registrant refers to its response to Comment L2.

Comment L5: “Agricultural Sector Risk” is the first risk listed under the heading “Principal Investment Risks” even though the Fund is not an agricultural fund. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08 thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment L6: Please include a risk disclsoure related to the Fund’s ESG or sustainability focus, or explain why such a risk factor is not appropriate.

Response: The Registrant has confirmed that the Fund is not an ESG fund and does not intend to puruse its ESG or sustainability focus as a principal investment strategy. For this reason, the Registrant contends that it would be misleading to investors to identify “ESG Risk” as a principal investment risk.

Comment L7: In the Fund’s “Performance” disclosures on page 10 of the Prospectus, confirm that “lower” should be in brackets as used in the third paragraph.

Response: The Registrant has removed the brackets from “lower” as used on page 10 of the Prospectus.

Comment L8: In the Average Annual Total Returns table on Page 11:

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

(a) Please confirm and explain why the 1-year performance for Class I shares reflects the performance for Class C, sub-class 1 of the Predecessor Fund.

(b) If Class I performance is confirmed as disclosed, please reconcile or explain the disclosure in Note 8 to the Financial Statements of the Predecessor Fund that Class C, sub-class 1 shows a management fee of 1.5% per annum and no performance allocation.

(c) Please confirm Class A performance as shown. It appears the difference between the returns of Class I and Class A shares is more than the maximum sales load of 5.75%.

(d) Please confirm Class C performance as shown. If Class C reflects gross expenses and has no sales load, why is Class C performance different from Class I performance?

Response: The Registrant responds to each part of Comment L8 as follows:

(a) The Registrant confirms the disclsoure of the 1-year performance for Class I shares as shown in the average annual total returns table. The Registrant notes that it is the same as the Class C, sub-class 1 performance of the Predecessor Fund because Class C, sub-class 1 represents the share class of the Predecessor Fund that will continue to be offered in the Fund. A majority of the assets of the Predecessor Fund are held in Class C, sub-class 1 and the performance track record of Class C, sub-class 1 dates back to inception of the Predecessor Fund.

(b) The Predecessor Fund Class C, sub-class 1 reflects annual advisory fee of 1.50%, whereas the Fund will have an advisory fee of 1.75%. As disclosed on page 10 of the Prospectus, the performance of the Predecessor Fund has not been restated to reflect the fees, estimated expenses and fee waivers and/or expense limitations applicable to each class of shares of the Fund.

(c) The Registrant has corrected the 1-year return of the Class A shares (with maximum sales load) to reflect (12.11)%.

(d) The Registrant confirms the disclosure of the Class C performance as shown and notes that the performance includes the distribution and service (12b-1) fees for Class C shares.

Comment L9: Please confirm supplementally that the Registrant has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant so confirms.

Comment L10: Please provide the following information in correspondence:

(a) Please describe the background of the Predecessor Fund including information regarding when and why it was created.

(b) Please confirm that the sub-advisor for the Fund was the advisor for the Predecessor Fund for the entire time that the Predecessor Fund’s performance is being shown. Please state whether the sub-advisor

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

manages any other accounts that are materially equivalent to the Fund. Please confirm whether the Predecessor Fund will transfer substantially all of its portfolio securities or whether it is transferring only a portion of its assets to the Fund.

(c) Please state whether the advisor believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

(d) Please state whether the Predecessor Fund made any investment strategy changes within the one-year period prior to the date of the Fund’s registration statement. If so, were such changes made in anticipation of the conversion? Please discuss any variation in the asset level of the Predecessor Fund attributable to redemptions or transfers to others persons or additional cash infusions within a one-year period prior to the filing of the registration statement.

Response: The Registrant responds to Comment L10 as follows:

       (a) The Predecessor Fund was launched September 2020 to provide investors with long-term capital appreciation with above-average sustainability investment strategy. The Predecessor Fund is a domestic feeder in a master-feeder fund structure. The advisor to the Predecessor Fund (i.e., the proposed sub-advisor to the Fund) is also advisor to an offshore feeder in the master-feeder fund structure pursuant to a similar strategy as the Predecessor Fund. All of the Predecessor Fund’s investments are highly-liquid exchange traded instruments.

(b) The Registrant confirms that the sub-advisor to the Fund has been the advisor for the Predecessor Fund for the entire time that the Predecessor Fund’s performance is being shown. As noted in the response to Comment L10(a), the sub-advisor manages the account of the offshore feeder within the master-feeder structure pursuant to the same strategy as the Predecessor Fund. The Predecessor Fund will transfer substantially all of its assets to the Fund.

(c) The Registrant has confirmed that the advisor to the Predecessor Fund believes it would have complied with Subchapter M of the Internal Revenue Code and that the mutual fund intends to do so.

(d) The Registrant has confirmed with the advisor to the Predecessor Fund that there have been no material changes to the Predecessor Fund’s investment strategy within the one year period prior to the date of the Fund’s registartion statement.

On December 31, 2023, the largest single shareholder in the offshore feeder fund, a U.S. tax-exempt investor, transferred $27,500,000 from the offshore feeder fund to the Predecessor Fund. This represents the majority of the Predecessor Fund’s assets. The transfer did not result in any change in the underlying assets at the master fund level. Other subscriptions and redemptions to the Predecessor Fund were made in the ordinary course of business during the year.

Comment L11: The Predecessor Fund has “ESG” in its name, but the Fund does not. Did the Predecessor Fund have an investment objective, or any investment strategies or policies related to ESG investing, that are different from the Fund? If so, please explain how it was determined that the Fund’s investment objective, policies, restrictions and guidelines are in all material respects equivalent to those of the Predecessor Fund.

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

Response: The Registrant confirms that the Fund has the same ESG focus as the Predecessor Fund. However, the Registrant contends that such focus, by itself, is insufficient to justify the inclusion of “ESG” in the Fund’s name pursuant to the Rule 35d-1 of the 1940 Act and the proposed ESG Rule. Indeed, to include “ESG” in the Fund’s name would require the Fund to adopt ESG strategies and policies that would be different from those currently maintained by the Predecessor Fund.

Comment L12: Please confirm that the subsidiary and its Board of Directors will permit the Staff to inspect the subsidiary’s books and records and that such books and records will be maintained in accordance with Section 31 of the Investment Compan Act of 1940, as amended.

Response: The Registrant so confirms.

Comment L13: Please disclose that the Fund has not, and does not currently intend to, create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities that are wholly-owned or majority-owned by the Fund.

Response: The Registrant has amended the disclosure in the last paragraph under the heading “Subsidiary” on page 15 of the Prospectus to state the following:

The investment advisor to the Subsidiary also complies with the provisions of Section 15 of the 1940 Act regarding investment advisory contracts and is considered to be an investment advisor to the Fund under the 1940 Act. Other than the Subsidiary, the Fund has not created or acquired primary control of any entity which primarily engages in investment activities in securities or other assets, nor does it intend to do so.

Comment L14: Please disclose that any investment advisor to the subsidiary complies with the provision of the 1940 Act relating to investment advisory agreements under Section 15 as if it were the advisor to the Fund. Please confirm that any investment advisory agreement between the advisor and the subsidiary will be included as an exhibit to the registration statement.

Response: The Registrant refers to its response to Comment L13 and confirms that the investment advisory agreement between the advisory and the subsidiary will be included as an exhibit to the Fund’s registration statement.

Comment L15: Under the heading “Waiver of Deferred Sales Charge” on page 51 of the Prospectus, the disclosure suggests there is a contingent deferred sales charge for Class C shares, although there is no mention of such charge in the Fund’s fee table.

Response: The Registrant notes that the paragraph under the heading “Waiver of Deferred Sales Charge” was not intended to be a subparagraph under “Class C Shares.” The Registrant has moved the paragraph under heading “Waiver of Deferred Sales Charge” to after the paragraph under the heading “Class I Shares” to avoid confusion. The Registrant has further amended its disclosure to state the following:

Waiver of Deferred Sales Charge: Certain intermediaries may provide for sales charge discounts for specific share classes~~,~~ which are described in Appendix A to this prospectus, entitled “Intermediary-Specific Charge Waivers.”

Mr. Tony Burak

Mr. Jeff Foor

June 18, 2024

Comment L16: In connection with the disclsoure under the heading “Sub-Advisor” on page 61 of the Prospectus, the Fund discloses that the advisor will pay the sub-advisory 100% of the net advisory fees paid on assets received by the Fund in connection with the reorganization of the Predecessor Fund.

(a) Please explain how the Board of Trustees determined the allocation of the advisory fee is reasonable given that sub-advisory fees are typically based on the services provided to the Fund.

(b) Please explain how the allocation of the advisory fee will work operationally. For example, assume that the sub-advisor receives 100% of the advisory fees paid on assets on the day of the conversion, but asset levels drop thereafter due to a redemption on the following day. If asset levels return to the same level, will the sub-advisor only earn 50% of the advisory fee paid on the new assets? How will this be tracked?

Response: The Registrant refers to Comment L16 as follows:

(a) At the outset, the Board determined that the advisory fee for the Fund was reasonable given that the fee was within the range of the advisory fees for the Fund’s peer group and Morningstar category, and considered that the Fund would implement an alternative strategy as well as a traditional asset allocation strategy. The Board further noted that advisor agreed to implement an expense limitation agreement with respect to the Fund. The Board noted that the sub-advisory fee would be paid entirely out of the advisory fee and was not a separate fee to be paid by the Fund.

Although the Board gave deference to the agreed upon allocation between the advisor and sub-advisor, it determined that the proposed allocation of the sub-advisory fee was reasonable given that the Fund’s assets at the time of the reorganization would have been raised solely by the sub-advisor. The Board noted that similar arrangements are not uncommon where the sub-advisor was the advisor to the predecessor fund.

(b) The sub-advisor will earn 50% on any new assets after the reorganization. The Fund’s advisor will track those new assets separately from the assets that come into the Fund as a result of the reorganization, i.e., the Predecessor Fund assets. The sub-advisor will earn 100% of the net advisory fee on the Predecessor Fund assets no matter whether such assets drop and subsequently increase.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

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